Schedule I to the Administration Agreement

SCHEDULE I

Funds	Date Fund Commenced Operations
KraneShares Dow Jones Global Luxury Consumer ETF
KraneShares Dow Jones China Alternative Energy ETF
KraneShares Dow Jones China Select Dividend ETF
KraneShares CSI China Internet ETF	7/31/2013
KraneShares CSI China Consumer Staples ETF
KraneShares CSI Consumer Discretionary ETF
KraneShares CSI China Five Year Plan ETF	7/22/2013
KraneShares CSI China Urbanization ETF
KraneShares Bosera MSCI China A Share ETF